Via Facsimile and U.S. Mail
Mail Stop 3-9

							April 22, 2005


Michael P. Moran
Chairman, Chief Executive Officer
and President
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, NY 11747

Re:	Allion Healthcare, Inc.
	Registration Statement on Form S-1
	File Number 333-124099

Dear Mr. Moran:

	This is to advise you that we have performed a limited review of the above registration statement, and we have the following comment.

      Signatures, page II-8

We note the filing does not include the signature of your
controller
or principal accounting officer. Please include this signature in your amended Form S-1. If James Spencer, the CFO, also serves as the controller or principal accounting officer, his signature should be
captioned as such in your amended filing.  See Instructions 1 and
2
to the Signatures section of Form S-1.

*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Daniel Greenspan at (202) 942-2974 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Mark D. Director, Esq.
	Andrew M. Herman, Esq.
	Kirkland & Ellis LLP
	655 15th Street, N.W. Suite 1200
	Washington, DC 20009
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Michael P. Moran
Allion Healthcare, Inc.
April 22, 2005
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